File No. 70-9045

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 AMENDMENT NO. 1

                                       TO
                                    FORM U-1

   APPLICATION/DECLARATION WITH RESPECT TO THE ORGANIZATION OF A WHOLLY OWNED SUBSIDIARY RELATED TO AN ACCOUNTS RECEIVABLE PURCHASE AND SALE PROGRAM AND
                              RELATED TRANSACTIONS
                                     under

                     THE PUBLIC HOLDING COMPANY ACT OF 1935

                    THE CONNECTICUT LIGHT AND POWER COMPANY
                               107 Selden Street
                             Berlin, CT 06037-5457

(Name of companies filing this statement and address of principal executive office)

                              NORTHEAST UTILITIES

          (Name of top registered holding company parent of declarant)

                              Robert P. Wax, Esq.
                 Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                                  P.O. Box 270
                            Hartford, CT 06141-0270

                    (Name and address of agent for service)

        The Commission is requested to mail signed copies of all orders, notices, and communications to:


David R. McHale                          Jeffrey C. Miller, Esq.
Assistant Treasurer - Finance            The Connecticut Light and Power Company
Assistant General Counsel                Northeast Utilities Service Company
Northeast Utilities Service Company      P.O. Box 270
P.O. Box 270                             Hartford, CT 06141-0270
Hartford, CT 06141-0270

                            Thomas R. Wildman, Esq.
                            Day, Berry & Howard - CityPlace I
                            Hartford, CT 06103-3499

        The Application/Declaration in this proceeding is hereby amended by (i) the filing of the exhibits and financial statements listed in the "Index to Exhibits and Financial Statements Filed with Amendment No. 1 to Form U-1 of The Connecticut Light and Power Company" attached to this Amendment, (ii) restating and resubmitting Paragraphs 3 and 25 to the Application/Declaration to reflect the bracketed changes to the text as follows, and (iii) revising
Item VI, Exhibits and Financial Statements, to reflect a more recent "as of" date of various Financial Statements:

                                     ITEM I
                      DESCRIPTION OF PROPOSED TRANSACTIONS

        3. The Company entered into a Receivables Purchase and Sale Agreement dated July 11, 1996 (as amended, the "Existing Agreement") with Corporate Asset Funding Company, Inc. ("CAFCO"), Citicorp North America, Inc. (the "Agent") and Citibank, N.A. (together with its assignees, the "Banks") under which the Company may sell (from time to time in its discretion and subject to the satisfaction of certain conditions precedent) fractional, undivided ownership interests expressed as a percentage ("Receivable Interests") in (i) billed and unbilled indebtedness of customers as booked to Accounts [142 (excluding amounts booked to Account 142.04)] and 173 under the Federal Energy Regulatory Commission Chart of Accounts ("Receivables") and (ii) certain related assets, including any security or guaranty for any Receivables, all collections thereon, and related records and software (the "Related Assets"). The purchaser(s) of the Receivable Interests (collectively, the "Purchaser") will be either CAFCO or the Banks or their respective successors or assigns. CAFCO is a special purpose Delaware corporation which acquires receivables and other assets and issues commercial paper to finance these acquisitions. The Agent will act as agent for the Purchaser for transactions under the Existing Agreement.

                                     ITEM V
                                   PROCEDURE

        25. The Company hereby waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. The Company consents that the Office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's decision and /or order unless the Office opposes the transactions covered by this Application. It is requested that the Commission issue an order authorizing the jurisdictional transactions proposed herein at the earliest practicable date. It is further requested that (i) there not be a recommended decision by the Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) the Commission's order [be issued prior to receipt of the DPUC's Order. The Company consents to the Commission's Order being conditioned upon receipt of the DPUC Order.]

                                    ITEM VI
                       EXHIBITS AND FINANCIAL STATEMENTS

(a)     Exhibits
        A.1  Draft of the Certificate of Incorporation of CRC.
        A.2  Draft of the Bylaws of CRC.
        A.3  CL&P's authorizing resolution for purchase of CRC Common Stock.
        D.1 Application to the DPUC for approval of the transactions described herein.
        F.   Opinion of Counsel to CL&P.
        G.1  CL&P Financial Data Schedule.
        G.2  NU Financial Data Schedule.
        H.1  Estimated Expenses -- CL&P.
        H.2  Estimated Expenses -- CRC.

(b)     Financial Statements
        1.   The Connecticut Light and Power Company
             1.1   Balance Sheet, per books and pro forma, as of March 31, 1997.
             1.2 Income Statement, per books and pro forma, twelve months ended March 31, 1997.

             1.3 Statement of Retained Earnings, per books and pro forma, twelve months ended March 31, 1997 and Statement of Capital Structure, per books and pro forma, as of March 31, 1997.

             1.4     Explanation of Pro Forma Adjustments.

        2.   Northeast Utilities and Subsidiaries

             2.1 Consolidated Balance Sheet, per books and pro forma, as of March 31, 1997.

             2.2 Consolidated Income Statement, per books and pro forma, twelve month ended March 31, 1997.

             2.3 Consolidated Statement of Retained Earnings, per books and pro forma, twelve months ended March 31, 1997, and Consolidated Statement of Capital Structure, per books and pro forma, as of March 31, 1997.

             2.4     Explanation of Pro Forma Adjustments.

                                   SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: August 27, 1997

                                      THE CONNECTICUT LIGHT AND POWER COMPANY

                                      By    /s/John B. Keane
                                            John B. Keane
                                            Vice President and Treasurer

                                File No. 70-9045

             INDEX TO EXHIBITS AND FINANCIAL STATEMENTS FILED WITH
                                AMENDMENT NO. 1
                                       to
                                    FORM U-1
                                       of

                    THE CONNECTICUT LIGHT AND POWER COMPANY


(a)     Exhibits

        A.1  Draft of the Certificate of Incorporation of CRC.

        A.2  Draft of the Bylaws of CRC.

        A.3  CL&P's authorizing resolution for purchase of CRC Common Stock.

        D.1 Application to the DPUC for approval of the transactions described herein.

        F.   Opinion of Counsel to CL&P.

        G.1  CL&P Financial Data Schedule.

        G.2  NU Financial Data Schedule.

        H.1  Estimated Expenses -- CL&P.

        H.2  Estimated Expenses -- CRC.

(b)     Financial Statements

        1.   The Connecticut Light and Power Company

             1.1   Balance Sheet, per books and pro forma, as of March 31, 1997.

             1.2 Income Statement, per books and pro forma, twelve months ended March 31, 1997.

             1.3 Statement of Retained Earnings, per books and pro forma, twelve months ended March 31, 1997 and Statement of Capital Structure, per books and pro forma, as of March 31, 1997.

             1.4     Explanation of Pro Forma Adjustments.

        2.   Northeast Utilities and Subsidiaries

             2.1 Consolidated Balance Sheet, per books and pro forma, as of March 31, 1997.

             2.2 Consolidated Income Statement, per books and pro forma, twelve month ended March 31, 1997.

             2.3 Consolidated Statement of Retained Earnings, per books and pro forma, twelve months ended March 31, 1997, and Consolidated Statement of Capital Structure, per books and pro forma, as of March 31, 1997.

             2.4     Explanation of Pro Forma Adjustments.